UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

AmeriServ Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03074A102

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

1266 E. Main Street

Suite 700R

Stamford, CT 06902

(646) 360-0791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		201,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

201,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,477,419
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,477,419
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,477,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,477,419
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,477,419
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,477,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Julius D. Rudolph
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Brandon L. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 03074A102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)       This statement is filed by:

(i)	Driver Opportunity Partners I LP, a Delaware limited partnership (“Partnership”);
(ii)	Driver Management Company LLC, a Delaware limited liability company (“Driver”), which serves as the general partner of Partnership and manages certain other investments on behalf of separately managed accounts (the “SMAs”);
(iii)	J. Abbott R. Cooper (together with Partnership and Driver, the “Driver Group”), as the managing member of Driver, and as a nominee for the Board;
(iv)	Julius D. Rudolph, as a nominee for the Board; and
(v)	Brandon L. Simmons, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)—(c) The principal place of business address of each of Partnership, Driver and Mr. Cooper is 1266 E. Main Street, Suite 700R, Stamford, CT 06902.The principal business address of Mr. Rudolph is 310 Grant Street, Suite 2500, Pittsburgh, PA 15219. The principal business address of Mr. Simmons is 5340 Weslayan St., Unit 6556, Houston, TX 77265.

Partnership is a Delaware limited partnership, the principal purpose of which is investing in securities.

Driver is a Delaware limited liability company, the principal purpose of which is to be the general partner of Partnership and to manage certain other investments on behalf of the SMAs and other investment vehicles.

The principal occupation of Mr. Cooper is serving as the managing member of Driver. The principal occupation of Mr. Rudolph is serving as the Chief Executive Officer and President of Development and Acquisitions of McKnight Realty Partners. The principal occupation of Mr. Simmons is serving as President and Chairman of Let Our Vision Evolve.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 03074A102

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Cooper, Rudolph and Simmons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of the Partnership and the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 201,000 Shares beneficially owned directly by the Partnership is approximately $797,226, including brokerage commissions. The aggregate purchase price of the 1,276,919 Shares beneficially owned directly by the SMAs is approximately $4,949,532, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 17, 2023, Partnership delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly-qualified director candidates: J. Abbott R. Cooper, Julius D. Rudolph and Mr. Simmons (collectively, the “Nominees”), for election to the Board at the Issuer’s 2023 annual meeting of shareholders (the “Annual Meeting”).

The Nominees are:

J. Abbott R. Cooper, age 55, is the Founder and Managing Member of Driver Management, a value-oriented investment firm, since August 2018. Prior to founding Driver Management, Mr. Cooper founded and was Senior Portfolio Manager of Financial Opportunity Strategy at Hilton Capital Management, LLC, an investment management firm, from 2015 to July 2018. Prior to that, Mr. Cooper was a senior investment banker covering depository institutions at Jefferies Financial Group Inc. (NYSE: JEF), a financial services company, and Bank of America Corporation (NYSE: BAC), a multinational investment bank and financial services company. Mr. Cooper began his career as a corporate lawyer, focusing on public and private company mergers and acquisitions, corporate governance, contests for corporate control and capital markets. Mr. Cooper earned a B.A. in History from the University of Virginia and a J.D. from the University of Montana School of Law.

Julius (“Izzy”) D. Rudolph, age 35, is the Chief Executive Officer of McKnight Realty Partners (“McKnight”), a private commercial real estate investment, development and operating company, since December 2022. Concurrent to serving as Chief Executive Officer of McKnight, Mr. Rudolph is the President of Development and Acquisitions at McKnight, since November 2016. Mr. Rudolph is on the board of directors of VisitPittsburgh, the official tourism promotion organization for Pittsburgh, Pennsylvania, since 2022, Pittsburgh Film Office, a non-profit economic-development agency, since 2017, the Senator John Heinz History Center, an affiliate of the Smithsonian Institution, since 2016, and Pittsburgh Downtown Partnership, a non-profit urban planning initiative, since 2013. Mr. Rudolph is the Vice President of the board of directors of the Yeshiva Schools of Pittsburgh, the largest Jewish day school in Pennsylvania, since 2021. Mr. Rudolph served on the board of directors of the National Association of Industrial and Office Properties (NAIOP), a commercial real estate trade association, from 2016 to 2019. Mr. Rudolph studied at the Rabbinical College of America.

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CUSIP No. 03074A102

Brandon L. Simmons, age 40, is President and Chairman of Let Our Vision Evolve, a non-profit organization educating underrepresented professionals about private sector opportunities, since he founded the organization in April 2022. Mr. Simmons has also been an investor and advisor of GameOn Technology, a software development company, since 2014. Until recently, Mr. Simmons was a General Partner at Prime Movers Lab, a venture capital investment firm, from September 2019 to April 2022. Prior to that, Mr. Simmons held various executive roles at Tachyus Corporation, a software company servicing the oil and gas industry, including Chief Executive Officer from June 2020 to October 2020, Chief Operating Officer and General Counsel from 2017 to June 2020, Executive-Vice President and General Counsel from 2015 to November 2017. Earlier in his career, Mr. Simmons was a Corporate Lawyer for Hogan Lovells LLP, an international law firm, from 2010 to 2015, a Legal Associate at the Cato Institute, a public policy think tank located in Washington, D.C., from 2009 to 2010, and a Judicial Clerk for Chief Judge J.L. Edmondson of the U.S. Court of Appeals of the Eleventh Circuit, from 2008 to 2009. Mr. Simmons has served on the boards of directors of Space Perspective, a commercial space travel service provider, since August 2021, Venus Aerospace, an aerospace company, since January 2021, and polySpectra, an innovative advanced 3D printing technology developer, since June 2020. Mr. Simmons previously served on the boards of directors of Carbon Capture, a developer of modular CO2 direct air capture machines, from September 2021 to September 2022, Elevian Therapeutics, a novel therapeutics service provider, from August 2021 to September 2022, Unlimited Tomorrow, a personalized prosthetics developer, from December 2020 to September 2022, NobleAI, an artificial intelligence research and development company, from March 2020 to June 2022, and Pyka, an electric aircraft developer, from February 2020 to April 2022. Mr. Simmons also serves on the boards of directors of various non-profit organizations, including the Institute for Responsible Citizenship, a 20-year old leadership development program for minority students, since January 2022, and the Teneo Network, a non-profit civic education organization, of which he served as Board Chairman from 2018 to 2021. Mr. Simmons is also an advisory board member of the Urban League, a civil rights and urban advocacy organization, since 2016. Mr. Simmons received a J.D. from Stanford University School of Law and B.A. in Political Science from the University of California at Berkeley. Mr. Simmons is a licensed attorney in California and the District of Columbia.

Partnership may engage in discussions with management and the Board regarding the Nomination Letter, Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)       Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 17,114,617 Shares outstanding as of November 1, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Partnership

As of the date hereof, the aggregate number of Shares that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 201,000 Shares, which constitutes 1.2% of the outstanding Shares.

9

CUSIP No. 03074A102

Driver

As of the date hereof, the aggregate number of Shares held in the SMAs is 1,276,919 Shares. Because of its position as the general partner of Partnership and the investment manager of the SMAs, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 1,477,919 Shares owned in aggregate by the Partnership and held in the SMAs, which constitutes approximately 8.6% of the outstanding Shares. Driver disclaims beneficial ownership of any Shares owned by the Partnership and held in the SMAs except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the aggregate 1,477,919 Shares, which constitutes approximately 8.6% of the outstanding Shares. Mr. Cooper disclaims beneficial ownership of any Shares held by Partnership and held in the SMAs except to the extent of his pecuniary interest therein.

Mr. Rudolph

As of the date hereof, Mr. Rudolph does not own any Shares.

Mr. Simmons

As of the date hereof, Mr. Simmons does not own any Shares.

(c)       The transactions effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A attached hereto. Except as described in this Schedule 13D and Schedule A attached hereto, to the knowledge of any of the Reporting Persons, no other transactions in the Shares were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 17, 2023, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which the parties agreed, among other things, (a) to solicit proxies for the election of the Nominees at the Annual Meeting, and (b) that the Driver Group would bear all expenses incurred in connection with the group’s activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Nominees, except Mr. Cooper, has granted Mr. Cooper a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting and any other related transactions. A form of Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

10

CUSIP No. 03074A102

Partnership, together with its affiliates, has signed a letter agreement with each of the Nominees, except for Mr. Cooper, (the “Indemnification Agreements”), pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting and any related transactions. A form of Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated January 17, 2023.
99.2	Form of Power of Attorney.
99.3	Form of Indemnification Agreement.

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CUSIP No. 03074A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2023

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper Individually and as attorney-in-fact for Julius D. Rudolph and Brandon L. Simmons

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CUSIP No. 03074A102

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

DRIVER OPPORTUNITY PARTNERS I LP

Purchase of Common Stock	100,000	3.9499	01/10/2023